SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________________________

Schedule 14D-9
(Amendment No. 2)

Solicitation/Recommendation Statement
under Section 14(d)(4) of the
Securities Exchange Act of 1934
__________________________________________

PFSweb, Inc.
(Name of Subject Company)

PFSweb, Inc.
(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

717098206
(CUSIP Number of Class of Securities)
__________________________________________

Thomas J. Madden
Chief Financial Officer
PFSweb, Inc.
4455 Regent Blvd
Irving, TX 75063
(972) 881-2900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
__________________________________________

With copies to:
Soren Lindstrom, Esq.
FisherBroyles, LLP
Highland Park Place
4514 Cole Avenue, Suite 600
Dallas, Texas 75205
866-211-5914

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by PFSweb, Inc., a Delaware corporation (“PFSweb” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 21, 2023, relating to the tender offer by Peregrine MergerSub I, Inc., a Delaware corporation (“MergerSub” or “Purchaser”), a wholly owned subsidiary of GXO Logistics, Inc., a Delaware corporation (“Parent” or “GXO”), to purchase all of the issued and outstanding Shares (other than Shares held in the Company’s treasury or owned by any subsidiary of the Company, Parent, Purchaser or any other wholly-owned subsidiary of Parent, in each case, as of immediately prior to the commencement of the Offer) at an offer price per Share of $7.50 (such amount as may be increased, decreased or adjusted in accordance with the Merger Agreement, the “Offer Price”) in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 21, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, filed by Parent and Purchaser with the SEC on September 21, 2023 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).
Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 2. Identity and Background of Filing Person.
Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:
The first full paragraph on page 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the paragraph:
“At 11:59 p.m., Eastern Time, on October 6, 2023, the applicable waiting period under the United States Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, with respect to the Offer expired. Accordingly, the Offer Condition set forth in sub-item (5) above has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PFSweb, Inc.

Dated: October 12, 2023	By:	/s/ Thomas J. Madden
Thomas J. Madden
Executive Vice President, Chief Financial Officer

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